Exhibit to Form 12b-25
                                   Part IV (3)

     It is anticipated the Registrant's results of operations for the fiscal year ended March 31, 2002 will be significantly different from the corresponding previous fiscal year. The net earnings for the current fiscal year will be significantly less than the previous fiscal year primarily as a result of the following:

     The Corporate Trust Segment's bond servicing revenue decreased primarily as a result of the following two items: First, approximately $132,000 was attributable to a decrease in the number of new non-profit bond issuances for which the Registrant was serving as trustee and paying agent, as compared to the number of new non-profit bond issuances originated in the fiscal year ended March 31, 2001. This decrease resulted primarily from the Registrant's reduced share of the market for trustee and paying agent services for non-profit bond offerings. Second, approximately $250,000 resulted from a reduction in interest income on trust investment balances resulting primarily from a reduction in interest rates.

     The Corporate Trust Segment's general and administrative expenses included approximately $330,000 of expenses associated with the Stevens Bankruptcy proceeding in the fiscal year ended March 31, 2002 as compared with $0 expenses in the previous fiscal year.